EXHIBIT 99.1

Location	Map Reference
Cape Bougainville	1, 7
Mitchell Plateau	1, 7
M.L. 1sa Darling Range	2, 7
Juruti – Regional Exploration	8, 9
Juruti – Capiranga, Guarana, Mauari	8, 9
Jamaica – SML130 – South Manchester	3
Jamaica – SEPL530 – North Manchester	3
Suriname – Nassau; Mining Property	5
Suriname – Kaimangrassie; Mining Property	5, 6
Suriname – Klaverblad; Mining Property	5, 6
Suriname – Lely Hills, Lely Bauxite deposit; Mining Property	5
Suriname – Lelydorp 3; Mining Property	5
Suriname – Moengo Bauxite Deposits, Marowijne Concesssion area	4, 5
Guinea – Boke; Mining Property	10


Map 1
AWA - Mitchell Plateau & Cape Bougainville
N
M 8000049
M 8000052
M 8000055
M 8000051
M 8000058
KIMBERLEY
ADMIRALTY GULF ABORIGINAL RESERVE
KIMBERLEY
TR 7005610
KIMBERLEY
Legend
Alcoa Alumina - WA



Map 2
AWA - Darling Range
MI1sa
Current Mining
Future Mining
Worsley Sublease
N
Perth
Booragoon
Kwinana
Jarrahdale
Keysbrook
McCoy Crusher
Huntly Admin
Pinjarra
Del Park
Hedges
Orion
Wagerup
Arundel
Worsley
Bunbury
Collie
10 0 10 20 30 Kilometers


JAMALCO BAUXITE AREAS
Map 3
N
Hanover
St. James
Trelawny
St. Ann
St. Mary
Westmoreland
St. Elizabeth
Manchester
Clarendon
St. Catherine
Kingston and St. Andrew
Portland
St.Thomas
North Manchester
Mocho
South Manchester
JAMALCO
Legend
Jamalco Special Mining Lease130
Jamalco Special Exclusive Prospecting Liciense 530
0 15 30 60 90 120
Kilometers
600000
620000
640000
660000
680000
700000
720000
740000
760000
780000
800000
820000
840000
580000



Map 4
Coermotibo Concessions
N
Deep Seated
Coermotibo Plant
Lost Hill
Bushman Hill
Moengo Hill
Peto Hill
Gemerts Hill
Swift Hill
New Boon Hill
Seven Spades Hill
Adjpema-4 Hill
Adjpema-2 Hill
Adjpema-1 North
Adjpema-3 Hill
Gemerts-2 Hill
Adjpema-1 center
Adjpema-1 South
Madoekas Hill
Sunday hill
Ricanau Hill
Pikien Gado Hill
Bigi Gado Hill
Tapira Hill
Jones-2a Hill
Jones-2b Hill
Jones-2 Hill
Jones -1b Hill
Jones-1d Hill
Jones -1a Hill
Jones -1c Hill
Jones -1 Hill
Jones-3 Hill
Jones-3a Hill
Vyent Hill
Makka Hill
Lobato-1
Lobato-2
Lobato-3
Wane-1
Wane-2
Coermotibo
Ore reserves
Mined Out
Vegetated Area
Roads
Concession Boundary
Rivers and creeks
1:145,000
0 1,500 3,000 6,000 Meters
June 2007 J.Kasanwidjojo

Map 5

Deposits in Suriname



Nickerie
Paramaribo
Lelydorp III
Kankantrie
Para North
Waterland
Klaverblad
Kaiman Grassie
Caramacca
Moengo
Coermotibo DS
Onverdacht
Paranam
Albina
Zanderij
Apoera
Brownsberg
Nassau
SURINAME
FRENCH GUIANA
Lely
N
Deposits
City
Airport
Refinery
Village
Roads
Rivers/ Lakes
1:1,500,000
0
12.5
25
50 Kilometers
J Kasanwidjojo
June 2007

Map 6


Onverdacht Concessions
690000
700000
710000
720000
730000
740000
630000
620000
610000
Onverdacht Concessions
Crown Land
Suralco Property
BMS Property
Private Property third party
Undivided Private property
Private Property Suralco, Third-Party & Crownland
Crown Land BMS Dumping Rights
River and creeks
Roads
Klaverblad perimeter
Kaaimangrasie perimeter
Caramacca perimeter
Scale - 1:225,000
0
2,500
5,000
10,000 Meters
J.Kasanwidjojo
June 2007
N


Map 7
KUNUNURRA
DERBY
PORT HEDLAND
NEWMAN
CARNARVON
KALBARRI
GERALDTON
KALGOORLIE
PERTH
YORK
MANDURAH
KWINANA
BUNBURY
COLLIE
KATANNING
ESPERANCE
BUSSELTON
MANJIMUP
ALBANY
N
Alcoa Alumina - WA

Map 8



N
AMAPA
ORIXIMINA
ALMEIRIM
VARAJÓ ISLAND
BELÉM
JABUTI
FUTURO
PARAGOMINAS
GURUPI
VERA CRUZ
MILTONIA
TIRACAMBU
SÃO LUIS
ALUMAR
TERESINA
ALUNORTE
ALBRÁS
JURUTI
SANTARÉM
AMAZON
RIVER
TRANSAMAZON HIGHWAY
TUCURUI
IPIXUNA
CARAJAS RAILROAD
PARÁ
CARAJAS
MARANHÃO
PIAUI
TOCANTINS
TOCANTINS RIVER

Map 9


RIO AMAZONAS
LAGO DO SALE
LAGO GRANDE
LAGO DA PORTA
Juruti
Juruti Velho
Rio Aruã
Target _I
Target _II
Target _III
Target _IV
Target _V
Target _VI
Target _VII
Target _VIII
Target _IX
Legenda
N
S
E
W
0
5 000
10 000
20 000
30 000
40 000
Meters

REPUBLIQUE DE GUINEE
Travail-Justice-Solidarité

TITRES MINIERS SUR LA BAUXITE

Situation au 15 juin 2007

MINISTERE DES MINES
ET DE LA GEOLOGIE

Map 10

SIGM

CADASTRE MINIER / CPDM



N
O
E
S
144-
145-
151-
196
145-
163-
64-
137
148-
157-
148-
23-
180-
2-
124-
123-
148-
131-
149-
2-
131-
14-
79-
72-
140-
145-
131-
1-
Nouveau CHALCO (140) ???
19-
3-

LEGENDE

I CONCESSIONS MINIERES

- 1 ALUMINIUM COMPANY OF GUINEA (ACG)
- 2 COMPAGNIE DES BAUXITES DE GUINEE (C.B.G)
- 3 COMPAGNIE DES BAUXITES DE KINDIA (CBK)
- 20 SOCIETE DES BAUXITES DE DABOLA-TOUGUE (SBDT)
- 124 ROUSSKI ALUMINI MANAGEMENT (RUSAL)
- 149 SOCIETE GUINEA ALUMINA CORPORATION (GAC) S.A

II PERMIS DE RECHERCHES

- 14- SOCIETE HELALIN S.A
- 19- SOCIETE GLOBAL STEEL HOLDINGS LIMITED
- 64- SOCIETE YEKANI MINING GUINEA
- 72 SOCIETE HENAN CHINE
- 79 SOCIETE NIMORO
- 123 SOCIETE AMIG MINING INTERNATIONAL
- 131 BHP BILLITON WORD EXLPORATION, INC.
- 137 SOCIETEGUINEA CONSULTANT INTERNATIONA SARL
- 140 ALUMINIUM CORPORATION OF CHINA LIMITED (CHALCO)
- 144 SOCIETE USA BAUXITE MINES GUINEE LTD
- 145 COMPANHIA VALE DO RIO DOCE (CVRD)
- 148 SOCIETE MCA METALS HOLDINGS GmbH (MCAM)
- 151 SOCIETE BSGR GUINEE
- 157 SOCIETE IFRA INTERNATIONAL GLOBAL SERVICES
- 163 GUINEA INVEST AND TRADING -SARL
- 180 SOCIETE ALLIANCE MINING COMMODITIES
- 196 SOCIETE MINOIL INVESTMENT (MINOIL) SA

15 juin 2007